

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York

>   **Re:**   **Grayscale Bitcoin Trust (BTC)**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form 10-12G**
>   **Exhibit No. 10.3**
>   **Submitted April 15, 2019**
>   **CIK No. 0001588489**

Dear Mr. Silbert:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance